UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-65069

Access Power, Inc.
(Exact name of registrant as specified in its charter)

2038 Corte del Nogal, Suite 110
Carlsbad, California 92011
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ___     Rule 12h-3(b)(1)(i) ____
Rule 12g-4(a)(1)(ii)___     Rule 12h-3(b)(1)(ii) ____
Rule 12g-4(a)(2)(i) ___     Rule 12h-3(b)(2)(i) ____
Rule 12g-4(a)(2)(ii) ___     Rule 12h-3(b)(2)(ii) ____
   Rule 15d-6 __X__

Approximate number of holders of record as of the certification or notice date: 492

Pursuant to the requirements of the Securities Exchange Act of 1934 Access Power, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: __April 13, 2007_______ By: __/s/ Mark L. Baum, Esq._____________________
Mark L. Baum, Esq.
Its: Chief Executive Officer